Filed pursuant to 424(b)(3)

Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 3 DATED JULY 9, 2010

TO THE PROSPECTUS DATED DECEMBER 18, 2009

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated December 18, 2009 (the “Prospectus”), Supplement No. 1, dated February 12, 2010 and Supplement No. 2, dated March 31, 2010. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our initial public offering;

B.	To provide information regarding distributions authorized; and

C.	To describe the acquisition of a property located in Seattle-Tacoma, Washington.

A. Status of Our Initial Public Offering

As of March 31, 2010, we had raised sufficient offering proceeds to satisfy the minimum offering requirements for our initial public offering with respect to all states other than Pennsylvania and Tennessee. As of April 23, 2010, we had raised sufficient proceeds to satisfy the minimum offering requirements for Tennessee. Accordingly, all escrowed offering proceeds have been released from escrow and we are no longer required to deposit offering proceeds in an escrow account. All references in the prospectus to offering proceeds being held in an escrow account until the minimum offering requirements have been met are hereby deleted. Pursuant to the requirements of the Commissioner of Securities of the Commonwealth of Pennsylvania, no subscriptions from residents of the Commonwealth of Pennsylvania will be accepted until we have received at least $75,000,000 in aggregate gross proceeds from investors in this offering who are not residents of the Commonwealth of Pennsylvania.

As of July 6, 2010, we had received gross proceeds of approximately $38.3 million from the sale of approximately 3.8 million of our common shares in our initial public offering, excluding 20,200 shares issued to affiliates. As of that date, approximately $1,961,700,000 in shares remained available for sale pursuant to our initial public offering. We may continue to offer shares of our common stock until December 18, 2011, unless extended for up to an additional one year period. We reserve the right to terminate this offering at any time.

B. Distributions Authorized by Our Board of Directors

Our board of directors authorized cash distributions at a quarterly rate of $0.15625 per share of common stock for the first, second and third quarters of 2010. We calculate individual payments of distributions to each stockholder based upon daily record dates during each quarter so that investors are eligible to earn distributions immediately upon purchasing shares of our common stock. These distributions will be calculated based on common stockholders of record as of the close of business each day in the period. The distributions for the first and second quarters will be paid on a date determined by us that is no later than July 15, 2010. The distributions for the third quarter will be paid on a date determined by us. As we completed our first acquisition on June 30, 2010, substantially all of the first and second quarter distributions will be paid using offering proceeds.

Until the net proceeds from our initial public offering are fully invested and from time to time thereafter, we may not generate sufficient cash flow from operations or funds from operations to fully fund distributions. Therefore, particularly in the earlier stages of our initial public offering, some or all of our distributions may be paid from other sources, such as cash flows from financing activities, which include borrowings (including borrowings secured by our assets), cash resulting from a waiver or deferral of fees otherwise payable to the Advisor or its affiliates and the net proceeds of our initial public offering (provided that proceeds from our initial public offering may be used only until March 31, 2011). We have not established a cap on the amount of our distributions that may be paid from any of these sources. The amount of any distributions will be determined by our board of directors and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board.

C. Update Concerning an Acquisition

On June 30, 2010, one of our wholly-owned subsidiaries acquired a fee interest in the Renton Industrial Building, an industrial distribution facility in the Kent Valley submarket of Seattle-Tacoma, Washington. The Renton Industrial Building consists of approximately 127,000 square feet of rentable area. The acquisition was made pursuant to an Assignment and Assumption Agreement (the “Assignment Agreement”) entered into on June 21, 2010, by and between our wholly-owned subsidiary and Air Express International USA, Inc. d/b/a DHL Global Forwarding (“DHL Global Forwarding”), pursuant to which DHL Global Forwarding assigned to our wholly-owned subsidiary its right, title, interest and obligations in, to and under a purchase and sale agreement relating to the acquisition of the Renton Industrial Building from Hunter Douglas Real Property, Inc. DHL Global Forwarding became a party to the purchase and sale agreement by assignment prior to the closing of the Assignment Agreement. Neither DHL Global Forwarding nor the seller of the Renton Industrial Building is affiliated with us or our affiliates.

The total purchase price was $12.6 million, exclusive of additional transfer taxes, due diligence and closing costs. Per the terms of the Advisory Agreement, an acquisition fee of $252,000 equal to 2% of the purchase price was paid to the Advisor. We funded the acquisition using proceeds from this offering. The implied cap rate on the purchase is approximately 8.0%.

In connection with the acquisition, one of our subsidiaries entered into a lease whereby the building is 100% leased to DHL Global Forwarding. DHL Global Forwarding is a global market leader in the logistics industry that commits its expertise in international express, air and ocean freight, road and rail transportation, contract logistics and international mail services. The lease will expire in October 2020 and contains two consecutive three-year renewal options. The lease provides for the rent to escalate periodically with average annual lease payments of approximately $1.1 million during the primary lease term. Pursuant to the terms of the lease, DHL Global Forwarding will make certain improvements to the property, which are expected to be substantially completed by December 2010. We believe the property is adequately covered by insurance. Additionally, DHL Global Forwarding is responsible, subject to certain exceptions, for the operating expenses incurred in the operation and maintenance of the Renton Industrial Building. In addition, per the terms of the lease, Deutsche Post AG, the parent of DHL Global Forwarding, has agreed to execute a guaranty of any and all amounts due under the lease, up to an aggregate maximum amount which will be reduced incrementally for each year of the lease. There are a number of comparable facilities in the vicinity of the Renton Industrial Building, which may compete with this facility.

The Renton Industrial Building will be managed by CB Richard Ellis, Inc.